Intertape Polymer Group Inc.

Consolidated Financial Statements

December 31st, 2009, 2008 and 2007

Including Management’s Discussion and Analysis

March 29, 2010

This Management’s Discussion and Analysis (“MD&A”) supplements the consolidated financial statements and related notes for the year ended December 31, 2009. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

FINANCIAL HIGHLIGHTS

(In thousands of US dollars except per share data, selected ratios, stock and trading volume information.)

(Unaudited)

	2009	2008	2007
Operations	$	$	$
Consolidated sales	615,462	737,155	767,272
Net loss Cdn GAAP	(14,389)	(92,799)	(8,393)
Net loss US GAAP	(14,468)	(93,698)	(8,393)
Cash flows from operations before changes in non-cash working capital items	26,983	25,131	43,205

	2009	2008	2007
Per Common Share
Net loss Cdn GAAP – basic	(0.24)	(1.57)	(0.19)
Net loss US GAAP – basic	(0.25)	(1.59)	(0.19)
Net loss Cdn GAAP – diluted	(0.24)	(1.57)	(0.19)
Net loss US GAAP – diluted	(0.25)	(1.59)	(0.19)
Cash flows from operations before changes in non-cash working capital items	0.46	0.43	0.95
Book value Cdn GAAP	4.03	3.96	6.11
Book value US GAAP	3.80	3.70	5.99

	2009	2008	2007
Financial Position
Working capital	122,279	133,144	145,577
Total assets Cdn GAAP	535,853	575,166	702,799
Total assets US GAAP	538,718	578,598	704,764
Total long-term debt Cdn GAAP	217,002	255,425	243,359
Total long-term debt US GAAP	220,103	255,241	250,180
Shareholders’ equity Cdn GAAP	237,803	233,317	360,010
Shareholders’ equity US GAAP	224,212	218,195	352,992

	2009	2008	2007
Selected Ratios
Working capital	2.75	2.69	2.58
Debt/capital employed Cdn GAAP	0.44	0.52	0.40
Debt/capital employed US GAAP	0.49	0.54	0.41
Return on equity Cdn GAAP	NA	NA	NA
Return on equity US GAAP	NA	NA	NA

	2009	2008	2007
Stock Information
Weighted average shares outstanding (Cdn GAAP) - basic (2)	58,951	58,956	45,287
Weighted average shares outstanding (US GAAP) - basic (2)	58,951	58,956	45,287
Weighted average shares outstanding (Cdn GAAP) - diluted (2)	58,951	58,956	45,287
Weighted average shares outstanding (US GAAP) - diluted (2)	58,951	58,956	45,287
Shares outstanding as at December 31 (2)	58,951	58,956	58,956

	2009	2008	2007
The Toronto Stock Exchange (CA$)
Share price as at December 31	2.98	1.09	3.07
High: 52 weeks	3.00	3.59	6.40
Low: 52 weeks	0.39	0.67	2.49
Volume: 52 weeks(2)	11,890	8,665	8,219

	2009	2008	2007
New York Stock Exchange
Share price as at December 31(3)	2.84	0.73	3.14
High: 52 weeks	2.86	3.47	5.34
Low: 52 weeks	0.30	0.68	2.36
Volume: 52 weeks(2)	18,626	15,870	18,737

	High	Low	Close	ADV(1)
The Toronto Stock Exchange(CA$)
Q1	1.20	0.39	0.49	30,282
Q2	1.35	0.52	1.05	44,775
Q3	2.86	0.90	2.85	51,105
Q4	3.00	1.81	2.98	63,041

	High	Low	Close	ADV(1)
The New York Stock Exchange
Q1	1.00	0.30	0.42	41,061
Q2	1.30	0.42	0.90	69,863
Q3	2.65	0.80	2.65	79,492
Q4 (3)	2.86	1.70	2.84	103,633

(1) Average daily volume

(2)In thousands

(3) Effective December 3, 2009, the Company voluntarily delisted its shares of common stock from the New York Stock Exchange (the “NYSE”). The Company’s shares of common stock will continue to trade on the Toronto Stock Exchange (the “TSX”). The delisting of the Company’s common shares from the NYSE will not affect the listing of the Company’s shares of common stock on the TSX.  The Company believes that the listing of its shares of common stock on the TSX provides shareholders sufficient liquidity and has concluded that the overall trading volume of the Company's shares is not sufficient to justify listing on two exchanges.  The Q4 information is as of December 3, 2009.

Management’s Discussion and Analysis

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

(In thousands of US dollars, except as otherwise noted)

(Unaudited)

	1st Quarter			2nd Quarter
	2009	2008	2007	2009	2008	2007
	$	$	$	$	$	$
Sales	139,068	184,501	186,835	151,912	197,534	187,109
Cost of sales	124,252	156,324	158,956	130,379	171,184	158,279
Gross Profit	14,816	28,177	27,879	21,533	26,350	28,830
Selling, general and administrative expenses	15,416	17,629	18,321	16,601	17,196	16,676
Stock-based compensation expense	258	421	454	254	329	533
Research and development expense	1,373	1,441	1,025	1,295	1,528	1,161
Financial expenses:
Interest	4,085	5,984	6,705	3,970	4,339	6,453
Other (i)	494	(648)	3	536	(681)	(98)
Refinancing expense		6,031
Manufacturing facility closures, restructuring, strategic alternatives and other charges			2,369			4,415
Impairment of goodwill
	21,626	30,858	28,877	22,656	22,711	29,140
Earnings (loss) before income taxes	(6,810)	(2,681)	(998)	(1,123)	3,639	(310)
Income taxes (recovery):
Current	9	240	174	385	83	463
Future	(167)	(1,058)	(602)	(313)	(1,082)	7,305
	(158)	(818)	(428)	72	(999)	7,768
Net earnings (loss)	(6,652)	(1,863)	(570)	(1,195)	4,638	(8,078)
Earnings (loss) per share
Cdn GAAP - Basic - US $	(0.11)	(0.03)	(0.01)	(0.02)	0.08	(0.20)
Cdn GAAP - Diluted - US $	(0.11)	(0.03)	(0.01)	(0.02)	0.08	(0.20)
US GAAP - Basic - US $	(0.11)	(0.03)	(0.01)	(0.02)	0.08	(0.20)
US GAAP - Diluted - US $	(0.11)	(0.03)	(0.01)	(0.02)	0.08	(0.20)
Weighted average number of common shares outstanding
Cdn GAAP – Basic	58,951,050	58,956,348	40,986,940	58,951,050	58,956,348	40,986,940
Cdn GAAP – Diluted	58,951,050	58,956,348	40,986,940	58,951,050	58,956,348	40,986,940
US GAAP – Basic	58,951,050	58,956,348	40,986,940	58,951,050	58,956,348	40,986,940
US GAAP – Diluted	58,951,050	58,956,348	40,986,940	58,951,050	58,956,348	40,986,940

Management’s Discussion and Analysis

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

(In thousands of US dollars, except as otherwise noted)

(Unaudited)

	3rd Quarter			4th Quarter
	2009	2008	2007	2009	2008	2007
	$	$	$	$	$	$
Sales	163,688	201,978	201,875	160,794	153,142	191,453
Cost of Sales	137,295	172,772	170,686	140,617	158,620	163,010
Gross Profit	26,393	29,206	31,189	20,177	(5,478)	28,443
Selling, general and administrative expenses	17,756	17,490	17,508	20,047	15,874	18,664
Stock-based compensations expense	255	348	504	270	170	289
Research and Development	1,449	1,334	1,002	1,488	1,307	947
Financial expenses:
Interest	4,050	4,230	8,561	3,783	3,812	5,706
Other (i)	(525)	806	(316)	(653)	1,948	205
Manufacturing facility closures, restructuring, strategic alternatives and other charges			1,330	1,091
Impairment of goodwill					66,726
	22,985	24,208	28,589	26,026	89,837	25,811
Earnings (loss) before income taxes	3,408	4,998	2,600	(5,849)	(95,315)	2,632
Income taxes (recovery)
Current	155	(374)	353	182	(515)	(111)
Future	1,253	1,153	1,275	2,511	4,993	3,460
	1,408	779	1,628	2,693	4,478	3,349
Net earnings (loss)	2,000	4,219	972	(8,542)	(99,793)	(717)
Earnings (loss) per share
Cdn GAAP – Basic – S$	0.03	0.07	0.02	(0.14)	(1.69)	(0.01)
Cdn GAAP – Diluted-US$	0.03	0.07	0.02	(0.14)	(1.69)	(0.01)
US GAAP – Basic- US$	0.03	0.07	0.02	(0.14)	(1.69)	(0.01)
US GAAP – Diluted-US$	0.03	0.07	0.02	(0.14)	(1.69)	(0.01)
Weighted average number of common shares outstanding
Cdn GAAP – Basic	58,951,050	58,956,348	40,986,940	58,951,050	58,956,348	58,185,756
Cdn GAAP – Diluted	58,981,300	58,956,348	40,986,940	58,951,050	58,956,348	58,185,756
US GAAP – Basic	58,951,050	58,956,348	40,986,940	58,951,050	58,956,348	58,185,756
US GAAP – Diluted	58,381,300	58,956,348	40,986,940	58,951,050	58,956,348	58,185,756

(i) As explained below in the “Changes in Accounting” Policies section of Management’s Discussion and Analysis, prompt pay discounts to suppliers were reclassified from a reduction in other financial expenses to a reduction in cost of sales.  The reclassification does not change the reported net earnings (loss) of the Company.

Management’s Discussion and Analysis

ADJUSTED CONSOLIDATED EARNINGS (LOSS)

Adjustments for impairment of goodwill, impairment of property, plant and equipment, unprecedented gross margin compression, refinancing expense and manufacturing facility closures, restructuring, strategic alternatives and other charges.

Years Ended December 31,

(In millions of US dollars, except per share amounts)

(Unaudited)

As Reported	2009	2008	2007
	$	$	$
Sales	615.5	737.2	767.3
Cost of sales	532.6	659.0	651.0
Gross profit	82.9	78.3	116.3
Selling, general and administrative expenses	69.8	68.2	71.2
Stock-based compensation expense	1.0	1.3	1.8
Research and development	5.6	5.6	4.1
Financial expenses	15.8	25.8	27.2
Manufacturing facility closures, restructuring, strategic alternatives and other charges	1.1		8.1
Impairment of goodwill		66.7
	93.3	167.6	112.4
Earnings (loss) before income taxes	(10.4)	(89.4)	3.9
Income taxes (recovery)	4.0	3.4	12.3
Net loss	(14.4)	(92.8)	(8.4)

Loss per share – As Reported	2009	2008	2007
Basic	(0.24)	(1.57)	(0.19)
Diluted	(0.24)	(1.57)	(0.19)

Adjustments	2009	2008	2007
Impairment of goodwill		66.7
Impairment of property, plant and equipment	0.1	0.4
Gross margin compression		16.6
Refinancing expense		6.0
Manufacturing Facility Closures, Restructuring, Strategic Alternatives and Other Charges	1.1		8.1

ADJUSTED CONSOLIDATED EARNINGS

Adjustments for impairment of goodwill and manufacturing facility closures, strategic alternatives and other charges.

Years Ended December 31,

(In millions of US dollars, except per share amounts)

(Unaudited)

As Adjusted	2009	2008	2007
	$	$	$
Sales	615.5	737.2	767.3
Cost of sales	532.5	642.0	651.0
Gross profit	83.0	95.2	116.3
Selling, general and administrative expenses	69.8	68.2	71.2
Stock-based compensation expense	1.0	1.3	1.8
Research and development expense	5.6	5.6	4.1
Financial expenses	15.8	19.8	27.2
	92.2	94.9	104.3
Earnings (loss) before income taxes	(9.2)	0.3	12.0
Income taxes	4.0	3.4	14.2
Net earnings (loss)	(13.2)	(3.1)	(2.2)
Earnings (loss) per Share - As Adjusted
Basic	(0.22)	(0.05)	(0.05)
Diluted	(0.22)	(0.05)	(0.05)

Note: These tables reconcile consolidated earnings (loss) as reported in the accompanying consolidated financial statements to adjusted consolidated earnings (loss) after the elimination of impairment of goodwill, impairment of property, plant and equipment, unprecedented gross margin compression, refinancing expense and manufacturing facility closures, restructuring, strategic alternatives and other charges. The Company has included these non-GAAP financial measures because it believes the measures permit more meaningful comparisons of its performance between the periods presented.

MANAGEMENT'S DISCUSSION & ANALYSIS

Business Overview

Intertape Polymer Group Inc. (“IPG” or the “Company”) was founded in 1981 and is a recognized leader in the specialty packaging industry in North America. The Company has two operating divisions, Tapes and Films (“T&F Division”) and Engineered Coated Products (“ECP Division”).  The T&F Division develops, manufactures and sells a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complementary packaging systems for use in industrial and retail applications. The T&F Division designs its specialty products for aerospace, automotive and industrial applications. The T&F Division products are sold to a broad range of industrial and specialty distributors, consumer outlets and large end-users in diverse markets. T&F Division products include carton sealing tapes, including Intertape® pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; ExIFilm® shrink film; and Stretchflex® stretch wrap. The ECP Division manufactures engineered coated fabrics and flexible intermediate bulk containers (“FIBCs”). ECP Division products are sold through a variety of industrial and specialty distributors with a focus on sales to the construction and agricultural markets as well as the flexible packaging market.

During 2009 the Company achieved improved gross margins, and while still reporting a net loss, was able to substantially reduce debt.  The global financial crisis and downturn that impacted the fourth quarter of 2008 continued to adversely affect sales especially in the construction and building markets and to a lesser extent the packaging markets. Gross profits and margins improved sequentially for the first three quarters of the year and sales for the fourth quarter of 2009, typically a seasonally lower period, were almost flat with the third quarter of 2009 and 5.0% higher than the fourth quarter of 2008.

Cost reductions, reduced capital expenditures, and more effective working capital management allowed the Company to repurchase a portion of its Senior Subordinate Notes and reduce borrowings under the asset-based loan (“ABL”), resulting in a reduction in financial expenses.  The Company reported gross profits of $82.9 million for 2009, an increase of $4.6 million or 6% as compared to $78.3 million for 2008 despite sales decreasing by $121.7 million or 16.5%, from $737.2 in 2008 due to the continued impact of the economic downturn especially in the first half of 2009.  Consequently, the Company was able to reduce its debt and current liabilities by $44.4 million in 2009.

As previously announced and as part of its ongoing efforts and objectives to lower costs, the Company decided to close its Hawkesbury, Ontario, Canada manufacturing facility and recorded a charge of $1.1 million in this period.  These operations consequently have been transferred to the Truro, Nova Scotia facility in early 2010.

Also as part of its efforts to effectively manage its costs the Company, effective December 3, 2009, voluntarily delisted its shares of common stock from the NYSE. The Company’s shares will continue to trade on the TSX. The delisting of the Company’s common shares from the NYSE will not affect the listing of the Company’s shares on the TSX.  The Company believes that the listing of its shares on the TSX provides shareholders sufficient liquidity and has concluded that the overall trading volume of the Company's shares is not sufficient to justify the cost of listing on two exchanges.

For the fiscal year 2009, the Company reported a net loss of $14.4 million ($0.24 per share, both basic and diluted) compared to a net loss of $92.8 million ($1.57 per share, both basic and diluted) for 2008.  The significant reduction in net loss for the year ended December 31, 2009 in comparison to 2008 is mainly due to significant non-recurring charges recorded in the fourth quarter of 2008 including goodwill impairment, write-down of inventories to their net realizable value and refinancing expense amounting to $66.7 million, $7.7 million and $6.0 million, respectively.

Customers began moderate restocking initiatives during the fourth quarter of 2009. Accordingly, and with the success of new product offerings, and to a lesser extent, some improvement in the overall economy, the Company experienced growth in sales and made progress toward a return to traditional gross profit levels.  Historically, due to seasonality and fewer business days, fourth quarter sales are generally lower than those of the year’s previous quarters, yet 2009 fourth quarter sales almost equaled those of this year’s third quarter. The Company reported a $8.5 million loss ($0.14 per share, both basic and diluted) for the fourth quarter of 2009.  Results for the quarter were negatively impacted by several items including increases in resin-based raw materials and $3.4 million of other costs which were higher than normal, compared to a loss of $99.8 million ($1.69 per share, both basic and diluted) for the fourth quarter of 2008.  Adjusted EBITDA for the fourth quarter of 2009 was $7.9 million compared to $3.1 million in the fourth quarter of 2008.

The Company is subject to normal fluctuations in its gross profit margins between periods due to the timing of raw material cost changes and the related changes in Company selling prices.  Raw material costs declined more than selling prices in 2009 when compared to 2008.  For the first three quarters of 2009, raw material prices reduced more than selling prices relative to 2008.

During the fourth quarter of 2009, pricing pressure had a negative impact on gross margins as the Company was unable to pass on the majority of raw material cost increases to its customers.

The Company undertook several measures in response to the challenges presented by the deep economic downturn that began in 2008. These measures included a reduction in staff, reduction in outside services, and a temporary compensation reduction for salaried employees.  The temporary compensation reduction is being reinstated as planned.  The Company expects to continue to reduce costs throughout 2010 with its ongoing productivity improvement programs.  Not all of the 2010 productivity improvements are expected to contribute to an increase in the Company’s earnings.  Some of these cost savings will be offset by continued pricing pressure in the marketplace. The Company introduced several new products in 2009 and began expanding into new markets and expects the combination of new product sales and penetration into new markets to contribute to the Company’s profitability in 2010. The Company also expects to continue its debt reduction initiatives in 2010.

Debt Reduction

A focus on making only essential capital expenditures and working capital management, combined with an increase in cash flows from operations before changes in working capital items, allowed the Company to begin a debt reduction initiative.  Capital expenditures decreased by 37.6% from $21.0 million for the year 2008 to $13.1 million for the year 2009.  Cash flows from operations before changes in working capital items increased by 7.6% from $25.1 million for the year 2008 to $27.0 million for the year 2009.  Days Inventory improved from 59 days in the fourth quarter of 2008 to 53 days in the fourth quarter of 2009.  Days Sales Outstanding (“DSO’s”) improved from 45 days in the fourth quarter of 2008 to 42 days in the fourth quarter of 2009.

All of the above resulted in free cash flow of $21.8 million in 2009.  Free cash flow is a non-GAAP measure which is defined in the reconciliation table below.  A portion of this free cash flow was used to repurchase a notional amount of $6.3 million of Senior Subordinated Notes resulting in a reduction of the notional amount of Notes outstanding from $125.0 million to $118.7 million.  A net gain of $0.8 million was recorded as a result of the Notes being repurchased at a discount.  The future annual reduction in interest expense related to the notes repurchased is $0.5 million.  The amount of borrowings under the Company’s asset-based loan decreased by $28.6 million from $114.0 million as of December 31, 2008 to $85.4 million as of December 31, 2009.  Total debt decreased by $34.4 million, from $251.4 million as of December 31, 2008 to $217.0 million as of December 31, 2009.

Historical Debt Information

On March 27, 2008 the Company successfully refinanced its Senior Secured Credit Facility, (“Facility”) with a $200.0 million ABL entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and property, plant, and equipment.  The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases.  The loan grid ranges from 1.50% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge of the ABL lenders subordinated up to $35.0 million of real estate mortgage financing.  As of December 31, 2009, the Company had secured real estate mortgage financing of $1.8 million, leaving the Company the ability to obtain an additional $33.2 million of real estate mortgage financing. In 2008, and in conjunction with this refinancing, the Company also settled two interest rate swap agreements at a cost of $2.9 million which was also included in the refinancing expense.

With the March 2008 refinancing of the Facility, the Company has no significant debt maturities until March 2013, when the ABL matures.  The Company’s remaining $118.7 million Senior Subordinated Notes mature in August 2014.

The Company relies upon the funds generated from operations and funds available to it under its ABL to meet working capital requirements and anticipated obligations under its ABL and the Senior Subordinated Notes and to finance capital expenditures for the foreseeable future. As at December 31, 2009, the Company had cash and unused availability under its ABL totalling $45.1 million.

The ABL has a financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL) less capital expenditures and pension plan payments in excess of pension plan expense to the sum of debt service and the amortization of the value of equipment in the borrowing base. The financial covenant becomes effective only when unused availability drops below $25.0 million.  Although not in effect, the Company was in compliance with the fixed charge ratio covenant as of December 31, 2009.  As of December 31, 2009 the fixed charge coverage ratio was 1.38. To date in the first quarter of 2010, the Company has maintained availability in excess of $25.0 and believes it will remain above the $25.0 million threshold of unused availability during 2010.

Outlook

The Company anticipates sequentially higher EBITDA in the first quarter of 2010 compared to the fourth quarter of 2009.  The most significant improvement the Company has seen in the first quarter of 2010 compared to the fourth quarter of 2009, is increased sales and improved product mix.  Additionally, the fourth quarter of 2009 included $3.4 million of costs that should not reoccur in the first quarter of 2010

Results of Operations

The following discussion and analysis of operating results includes adjusted financial results for the three years ended December 31, 2009. A reconciliation from the operating results found in the consolidated financial statements to the adjusted operating results discussed herein, a non-GAAP financial measure, can be found in the tables appearing above.

Included in this MD&A are references to events and circumstances which have influenced the Company’s quarterly operating results presented in the table of Consolidated Quarterly Statements of Earnings appearing on pages 6 and 7 hereof.

The net loss for 2009 was $14.4 million compared to a net loss of $92.8 million for 2008.  The net loss for 2008 was $92.8 million compared to a net loss for 2007 of $8.4 million.  The net loss for 2008 includes a $66.7 million impairment of goodwill and a $6.0 million refinancing expense related to the refinancing of the Company’s Facility with the ABL.  In 2009, the Company reported a loss before income taxes of $10.4 million.  In 2008, the Company reported a loss before income taxes of $89.4 million, $16.7 million loss exclusive of impairment of goodwill and refinancing expense.  In 2007, the Company reported $3.9 million of earnings before income taxes, $12.0 million of earnings exclusive of manufacturing facility closures, restructuring, strategic alternatives and other charges.

Sales

The Company’s sales for 2009 were $615.5 million, a 16.5% decrease compared to $737.2 million for 2008.  IPG’s sales for 2008 were $737.2 million, a decrease of 3.9% compared to $767.3 million for 2007.  Sales volume (units) decreased approximately 7% and selling prices decreased approximately 6% during the year 2009 compared to the year 2008.  Both the T&F and ECP Divisions had a decline in sales volume (units) and dollars from 2008 to 2009, however the ECP Division’s decline was larger than the T&F Division’s.

Sales for the fourth quarter of 2009 totaled $160.8 million, a 5.0% increase compared to $153.1 million for the fourth quarter of 2008.  Sales volume (units) increased approximately 14% and selling prices decreased approximately 7% during the fourth quarter of 2009 compared to the fourth quarter of 2008. The increase in sales was attributable to sales volume (units) growth in the T&F division offset by lower average selling prices for both the T&F and ECP Divisions and lower sales volume (units) in the ECP Division.  The lower average selling prices were primarily a result of lower market prices for resin based materials.

Gross Profit and Gross Margin

Gross profit totaled $82.9 million in 2009, an increase of 6.0% from 2008.  Gross margin was 13.5% in 2009, 10.6% in 2008 and 15.2% in 2007.  Gross profit totaled $78.3 million in 2008, a decrease of 32.7% from 2007.  As compared to the fourth quarter of 2008, gross margin in the fourth quarter of 2009 was higher primarily as a result of gross margin compression in the fourth quarter of 2008 and higher sales volume (units) in the fourth quarter of 2009.  Gross profit for the fourth quarter of 2009 was $20.2 million compared to a gross profit of negative $5.5 million in the fourth quarter of 2008. The significant decline in gross profit for the fourth quarter of 2008 is attributable to approximately $17.3 million in lower sales volumes and $16.6 million due to gross margin compression.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2009 totaled $69.8 million, an increase of $1.6 million from the $68.2 million incurred for the year ended December 31, 2008. The 2008 SG&A expenses were down $3.0 million from $71.2 million in 2007. As a percentage of sales, SG&A expenses were 11.3%, 9.3% and 9.3% for 2009, 2008 and 2007, respectively.

The 2008 reduction in SG&A was primarily the result of lower professional fees paid to third parties. SG&A was lower in 2007 due to significant staffing reductions.

Included in SG&A expenses are the costs the Company incurs as a consequence of being a public company.  These costs totaled $1.8 million, $1.3 million and $2.4 million for the three years ended December 31, 2009, 2008 and 2007.

SG&A expenses were $20.0 million (12.5% of sales) for the fourth quarter of 2009, compared to $15.9 million (10.4% of sales) for the fourth quarter of 2008. The fourth quarter 2009 increase in SG&A primarily related to an increase in selling costs related to higher sales.

Stock-Based Compensation

For 2009, 2008 and 2007, the Company recorded approximately $1.0 million, $1.3 million and $1.8 million, respectively, in stock-based compensation expense related to options granted to employees.

Operating Profit

This discussion presents the Company’s operating profit for 2009, 2008 and 2007. “Operating profit” does not have a standardized meaning prescribed by GAAP in Canada or in the United States but is included herein as the Company’s management uses “operating profit” to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Because “operating profit” is a non-GAAP financial measure, other companies may present similar titled items determined with differing adjustments.  Presented below is a table reconciling this non-GAAP financial measure with gross profit being the most comparable GAAP measurement.  The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A and stock-based compensation expense.

OPERATING PROFIT RECONCILIATION

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008	2007
	$	$	$	$	$
Gross Profit	20.2	(5.5)	82.9	78.3	116.3
Less: SG&A expenses	20.0	15.9	69.8	68.2	71.2
Less: Stock-based compensation	0.3	0.2	1.0	1.3	1.8
Operating Profit	(0.1)	(21.6)	12.1	8.8	43.3

Operating profit for 2009 amounted to $12.1 million compared to $8.8 million for 2008 and $43.3 million for 2007.  The 2009 increase in operating profit compared to 2008 is due to higher gross profit resulting from the non-recurrance of the unprecedented gross margin compression in the fourth quarter of 2008.  Operating profit declined in 2008 compared to 2007 by $34.5 million due to lower gross profit.

The Company’s operating profit for the fourth quarter of 2009 was a loss of $0.1 million compared to a loss of $21.6 million for the fourth quarter of 2008.

Manufacturing Facility Closures, Restructuring, Strategic Alternatives and Other Charges

Effective November 10, 2009, the Company decided to terminate the operations of its manufacturing facility located in Hawkesbury, Ontario, Canada (the “Closure”) as part of its ongoing efforts and objectives to lower costs, enhance customer order fulfillment and effectively optimize inventory investment. The terminated operations will be transferred and consolidated into the Company’s manufacturing facility located in Truro, Nova Scotia, Canada in the early part of 2010. In connection with this Closure, the Company incurred severance and other related costs amounting to approximately $1.1 million. This charge was recorded in the Company’s consolidated earnings for the year under the caption manufacturing facility closures, restructuring, strategic alternatives and other charges. In addition, during the year ending December 31, 2010, the Company expects to incur additional charges in connection with this Closure, primarily consisting of site restoration and removal costs, in the amount of approximately $0.3 million.

During 2008, the Company did not incur any such charges.

During 2007, the Company recorded manufacturing facility closures, restructuring, strategic alternatives and other charges totalling $8.1 million including approximately $1.3 million in severance costs associated with the cost reduction initiatives announced by the Company in 2006 and $6.8 million in costs supporting the strategic alternatives review process.

Impairment of Goodwill

In accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”), which are substantively equivalent to the applicable US standards, in past years the Company performed an annual goodwill impairment test as at December 31.  No goodwill impairment test was required as of December 31, 2009 since there was no longer a balance. The Company conducted its annual impairment test at December 31, 2008 and concluded that the goodwill attributable to both reporting units was fully impaired due to the adverse changes in the economic environment existing at that time and the expectation that many of these factors will not improve in the near-term. The goodwill impairment charge for the year ended December 31, 2008 totaled $66.7 million, including $56.5 million related to the T&F Division and $10.2 million related to the ECP Division.

Research and Development

Research and development (“R&D”) remains an important function within the Company. Taken as a percentage of sales, R&D expenses represented 0.9% for 2009, 0.8% for 2008 and 0.5% for 2007.  The Company continues to focus its R&D efforts on new products, new technology developments, new processes and formulations for existing products.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings before income taxes, net earnings or cash from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation.  Adjusted EBITDA is defined as EBITDA before manufacturing facility closures, restructuring, strategic alternatives and other charges, impairment of property, plant and equipment, impairment of goodwill charges and unprecedented gross margin compression. The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meanings prescribed by GAAP in Canada or in the United States and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings as indicators of IPG’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of IPG’s performance between periods presented. In addition, EBITDA and Adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA RECONCILIATION TO NET EARNINGS

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008	2007
	$	$	$	$	$
Net Loss – As Reported	(8.5)	(99.8)	(14.4)	(92.8)	(8.4)
Add back:
Financial expenses, net of amortization	2.8	5.6	14.6	18.7	23.9
Refinancing expense, net of amortization				2.9
Income taxes	2.7	4.4	4.0	3.4	12.3
Depreciation and amortization	9.7	9.2	37.7	39.6	38.9
EBITDA	6.7	(80.6)	41.9	(28.2)	66.7
Impairment of property, plant and equipment	0.1	0.4	0.1	0.4
Gross margin compression		16.6		16.6
Manufacturing facility closures, restructuring, strategic alternatives and other charges	1.1		1.1		8.1
Impairment of goodwill		66.7		66.7
Adjusted EBITDA	7.9	3.1	43.1	55.5	74.8

EBITDA was $41.9 million for 2009, ($28.2) million for 2008, and $66.7 million for 2007.  Adjusted EBITDA was $43.1 million, $55.5 million, and $74.8 million for 2009, 2008 and 2007, respectively.  The Company’s EBITDA for the fourth quarter of 2009 was $6.7 million compared to ($80.6) million for the fourth quarter of 2008. The Adjusted EBITDA was $7.9 million in the fourth quarter of 2009 as compared to $3.1 million in the fourth quarter of 2008. The higher adjusted EBITDA for the fourth quarter 2009 compared to the fourth quarter of 2008 is the result of higher gross profit associated with higher sales.

Financial Expenses

Financial expenses decreased 39.1% to $15.7 million in 2009 from $25.8 million for 2008.  The decrease in financial expenses for 2009 was a result of $6.0 million of non-recurrence of refinancing costs, $2.5 million lower interest expense due to lower average borrowings under the asset-based loan, $1.0 million gain on sale of publically traded securities, and $0.8 million net gain related to the repurchase of Senior Subordinated Notes.  The Notes had a notional value of $6.3 million and were purchased at a discount in the fourth quarter of 2009.  Financial expenses decreased 5.1% to $25.8 million for 2008 as compared to $27.2 million for 2007.

Included in the first quarter of 2008 was a $6.0 million refinancing expense related to the refinancing of the Facility.  The refinancing expense includes a $2.9 million loss on the settlement of two interest rate swap agreements.  This loss was reclassified from accumulated other comprehensive income (loss) as a result of the discontinuance of the cash flow hedge since the debt being hedged was refinanced and the hedging relationship was thereby terminated.  Also included in refinancing expense was $3.1 million of accelerated amortization of debt issue expense incurred in connection with securing the Facility in 2004.

Financial expenses for the fourth quarter of 2009 totaled $3.1 million, a $2.6 million decrease from financial expenses in the fourth quarter of 2008. The decrease was due in part to the net gain on the repurchase of Senior Subordinated Notes in the fourth quarter of 2009 totalling $0.8 million.

Effect of Correction of Prior Period Errors

In the process of preparing the consolidated financial statements for the year ended December 31, 2009, errors were identified in prior period financial statements related to the accounting for trade receivables, medical claims liability, various accruals and employee benefit liabilities, valuation of parts and supplies and accounting for plant maintenance. These items were corrected in the fourth quarter of 2009 and resulted in a charge of approximately $1.4 million. The corrections that most significantly affected the financial results for the fourth quarter of 2009 relate to accounting for trade receivables, which resulted in a charge of $0.8 million, and the increase of the medical claims liability, which resulted in a charge of $0.6 million.  The Company concluded that these items were immaterial and did not warrant the restatement of prior periods because they did not materially change the total mix of information for the affected periods or materially affect financial trends, individually or in the aggregate.

Charges in the Fourth Quarter of 2009 That Were Higher Than Normal

Results for the fourth quarter of 2009 included $3.4 million of costs which were higher than normal.  These costs included $1.4 million related to the correction of accounting errors discussed above, $1.1 million related to the closure of the Hawkesbury, Ontario operations, and other costs which were approximately $0.9 million higher than normal, including outside service fees, litigation, severance, and loss on the disposal of other assets.  Approximately $0.3 million of additional costs related to the Hawkesbury closure are expected to be recognized in the first quarter of 2010; however, there are various other costs that are expected to decrease by approximately the same amount.

Income Taxes

In the past three years, the Company’s effective income tax rate has been influenced primarily by a lower rate on foreign-based income, manufacturing and processing deductions, transactions that resulted in permanent differences and changes in the valuation allowance.  Income tax expense for the fourth quarter of 2009 was a result of expiration of operating losses carry-forward in Canada, non-deductable expenses, and other differences.

As of December 31, 2009, the Company has $36.1 million (CAD$38.0 million) of Canadian operating losses carry-forward expiring in 2010 through 2029, of which $7.9 million (CAD$8.3 million) were not recognized as future income tax assets, and $207.1 million of US federal and state operating losses expiring in 2012 through 2028, of which $38.0 million were not recognized as future income tax assets.  Management believes it is more likely than not that it will utilize these operating losses carry-forward before they expire.

Net Earnings (Loss)

For 2009, the Company posted a net loss of $14.4 million as compared to a net loss of $92.8 million in 2008 and $8.4 million in 2007.  The significant reduction in net loss for the year ended December 31, 2009 in comparison to 2008 is mainly due to significant non-recurring charges recorded in the fourth quarter of 2008 including a goodwill impairment, write-down of inventories to their net realizable value and refinancing expense amounting to $66.7 million, $7.7 million and $6.0 million, respectively.

The Company reported a net loss of $8.5 million for the fourth quarter of 2009 as compared to a net loss of $99.8 million for the fourth quarter of 2008.  The decrease in the net loss for the fourth quarter of 2009 compared to the fourth quarter of 2008 was primarily due to non-recurrence of goodwill impairment in 2009 and an increase in gross profit.

Adjusted net earnings, a non-GAAP financial measure (see table on page 8) amounted to a net loss of $13.2 million for 2009, a net loss of $3.1 million for 2008, and a net loss of $2.2 million for 2007. The Company is including adjusted net earnings here because it believes that adjusted net earnings provides a better comparison of results for the periods presented since it does not take into account impairment of goodwill, impairment of property, plant and equipment, unprecedented gross margin compression, refinancing expense and manufacturing facility closure, restructuring, strategic alternatives and other costs in each period.

Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of adjusted net earnings to net earnings, being the most comparable measurement under GAAP, is set forth on page 8. The reader is encouraged to review this reconciliation.

Net earnings reported in accordance with Canadian GAAP conforms in all material respects to amounts that would have to be reported had the financial statements been prepared in accordance with US GAAP, with the exception that US GAAP does not permit recognition of foreign exchange gains or losses as a result of a partial reduction in investment in foreign self-sustaining operations.  Consequently, in accordance with US GAAP, net earnings in 2009 would be a net loss of approximately $14.5 million, a net loss of $93.7 million in 2008 and a net loss of $8.4 million in 2007.

Loss Per Share

Basic and diluted net earnings per share reported in accordance with Canadian GAAP conform in all material respects to amounts that would have been reported had the financial statements been prepared in accordance with US GAAP, with the exception that US GAAP does not permit recognition of foreign exchange gains or losses as a result of a partial reduction in investments in foreign self-sustaining operations. Consequently, in accordance with US GAAP, basic and diluted loss per share would be $0.25 in 2009 compared to basic and diluted loss per share of $1.59 in 2008 and $0.19 in 2007.

The Company reported a loss per share of $0.24 both basic and diluted for 2009 as compared to a loss per share of $1.57 both basic and diluted for 2008. The 2008 loss per share compares to a loss per share of $0.19 both basic and diluted for 2007. The weighted-average number of common shares outstanding for the purpose of the basic and diluted earnings per share calculations was 59.0 million for 2009, 59.0 million for 2008 and 45.3 million for 2007.

The adjusted earnings per share (see table on page 8) for 2009 was a loss per share of $0.22 both basic and diluted compared to a loss per share of $0.05 both basic and diluted for 2008 and to a loss per share of $0.05 both basic and diluted for 2007.

Comprehensive Income (Loss)

Comprehensive income is comprised of net earnings and other comprehensive income.  For the years ended December 31, 2009, 2008 and 2007, comprehensive income was $3.5 million, a loss of $127.7 million and income of $21.8 million, respectively.  The favorable change is mainly attributable to the strengthening of the Canadian dollar relative to the U.S. dollar in 2009.

Results of Operations-Tapes and Films Division

Sales for the T&F Division for 2009 were $512.8 million, a decrease of 13.4% compared to $592.2 million for 2008.  Sales for 2008 were $592.2 million, a decrease of 2.2% compared to $605.7 million for 2007. The T&F Division had a sales volume (unit) decrease of approximately 5% for 2009 and a decrease of 7.9% for 2008.  The remainder of the decline in 2009 was largely attributable to selling prices which were approximately 6% lower due to a decline in the market prices for resin based raw materials.  The sales volume decrease in 2009 and 2008 were not limited to particular product lines or channels of distribution.

Sales grew sequentially in the second and third quarters of 2009 and were flat from the third quarter to the fourth quarter of 2009 instead of reflecting the usual seasonal decline.

In response to rising raw material costs, the T&F Division instituted substantial selling price increases during the first nine months of 2008.  During the fourth quarter of 2008, selling prices declined as raw material costs decreased.  Average selling prices for the T&F Division declined less than 1.0% in 2007.

Sales for the T&F Division for the fourth quarter of 2009 totaled $135.3 million, a 10.3% increase from sales in the fourth quarter of 2008 of $122.6 million.  Sales volume (units) increased approximately 23% during the fourth quarter of 2009 compared to the prior year.  The increase in sales volume was across substantially all product lines.

Gross profit for the T&F Division totaled $76.5 million in 2009, an increase of 13.5% from 2008 gross profit of $67.4 million. Gross profit totaled $67.4 million in 2008, a decrease of 32.0% from $99.1 million in 2007. Gross profit represented 14.9% of sales in 2009, 11.4% in 2008 and 16.4% in 2007.

T&F Division gross profit for the fourth quarter of 2009 totaled $18.8 million at a gross margin of 13.9% compared to ($2.8) million at a gross margin of (2.3%) for the fourth quarter of 2008 reflecting strong unit sales volumes and cost reduction initiatives which were partially offset by price increases of raw materials.  The gross profit increase in the fourth quarter of 2009 was due to the increase in sales volume (units) as discussed above and was partially offset by raw material cost increases.

T&F DIVISION EBITDA RECONCILIATION TO NET EARNINGS
(in millions of US dollars)
(Unaudited)
	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008	2007
	$	$	$	$	$
Divisional earnings before impairment of goodwill and income taxes	1.8	(16.5)	16.0	8.7	39.2
Depreciation and amortization	7.6	7.5	29.8	29.4	30.1
EBITDA	9.4	(9.0)	45.8	38.1	69.3
Add back gross margin compression in fourth quarter		13.9		13.9
Adjusted EBITDA	9.4	4.9	45.8	52.0	69.3

EBITDA for the T&F Division for 2009, 2008 and 2007 was $45.8 million, $38.1 million and $69.3 million, respectively.  The T&F Division’s EBITDA for the fourth quarter of 2009 was $9.4 million compared to ($9.0) million for the fourth quarter of 2008. The increase in EBITDA in the fourth quarter of 2009 compared to the fourth quarter of 2008 is the result of an increase in gross profit to more historical levels.  The adjusted EBITDA for 2009 was $45.8 million and for the fourth quarter of 2009 was $9.4 million.

Results of Operations-ECP Division

Sales for the ECP Division for the fourth quarter were $25.5 million, representing a 16.3% decrease compared to $30.5 million for the fourth quarter a year ago. Units and selling prices decreased approximately 13% and 6%, respectively when compared to the fourth quarter of 2008. Lower market prices for resin-based materials combined with pricing pressure continued to impact selling prices during the quarter. For the full-year 2009, sales for the ECP Division totaled $102.6 million compared to $144.9 million for 2008, a 29.2% decrease. Sales volumes for 2009 declined approximately 16% compared to 2008. The remainder of the decline was largely attributable to selling prices, which were approximately 7% lower due to lower market prices for resin-based materials.  The launch of new products in the building and residential construction markets and in the waste containment and flexible packaging markets has helped to mitigate some of the sales decline in existing product lines. The ECP Division had no or very limited presence in these new markets.

Gross profits for the ECP Division for the fourth quarter totaled $1.4 million, representing a gross margin of 5.5%, compared to negative $2.7 million and a gross margin of negative 8.7% for the fourth quarter of 2008 which was impacted by inventory impairment.  ECP Division gross profits and gross margins for full-year 2009 and 2008 were $6.4 million (6.3%) and $10.9 million (7.5%), respectively. Gross profit and gross margin were negatively impacted in 2009 by both lower prices and lower volumes, as stated above.

ECP DIVISION RECONCILIATION TO NET EARNINGS
(in millions of US dollars)
(Unaudited)
	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008	2007
	$	$	$	$	$
Divisional earnings before impairment of goodwill, one time charges, and income taxes	(2.8)	(5.9)	(6.1)	(2.8)	4.2
Depreciation and amortization	2.0	2.0	6.6	6.4	5.5
EBITDA	(0.8)	(3.9)	0.5	3.6	9.7
Impairment of property plant and equipment and intangible assets			0.1
Add back gross margin compression in fourth quarter		2.7		2.7
Adjusted EBITDA	(0.8)	(1.2)	0.6	6.3	9.7

EBITDA for the ECP Division for 2009, 2008 and 2007 was $0.5 million, $3.6 million and $9.7 million, respectively.  The ECP Division’s EBITDA for the fourth quarter of 2009 was negative $0.8 million compared to negative $3.9 million for the fourth quarter of 2008. The adjusted EBITDA for 2009 was $0.6 million and for the fourth quarter of 2009 was negative $0.8 million.  Adjusted EBITDA for 2008 removes the impact on the fourth quarter of 2008 gross margin compression.

Results of Operations-Corporate

The Company does not allocate the manufacturing facilities closure, restructuring, strategic alternatives or other charges to the two Divisions.  These expenses are retained at the corporate level as are stock-based compensation financial expenses and the cost of being a public company. The unallocated corporate expenses for the three years ended December 31, 2009, 2008, and 2007 totaled $4.6 million, $2.6 million and $4.2 million, respectively.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the interest rate swap agreements, forward foreign exchange contracts and letters of credit issued and outstanding discussed in the sections herein entitled “Currency Risk” and “Bank Indebtedness and Credit Facilities” and in Notes 13 and 21 to the Company’s consolidated financial statements.

Related Party Transactions

Subsequent to the year ended December 31, 2009, the Company entered into agreements with companies controlled by two of the current members of the Board of Directors.  These agreements replace the advisory services agreements noted below that expired on December 31, 2009.  These agreements require the provision of support services that include the duties of Executive Director and Chairman of the Board and qualify as related party transactions in the normal course of operations, which are measured at the exchange amount.

The Executive Director support services agreement is effective through September 30, 2010 and provides for monthly compensation beginning January 2010 in the amount of $50,000.  The Chairman of the Board support services agreement is effective through the earlier of June 30, 2011 or the termination of Mr. Eric Baker’s services as Chairman of the Board and provides for monthly compensation beginning January 2010 in the amount of CDN$25,000.

During the year ended December 31, 2007, the Company entered into three advisory services agreements, two with companies controlled by two current members of the Board of Directors and one with a company controlled by a former senior officer of the Company.  The advisory services included business planning and corporate finance activities and qualified as related party transactions in the normal course of operations, which are measured at the exchange amount.

The agreements are with the companies controlled by the two current members of the Board of Directors were effective through December 31, 2009. The agreements provided for monthly compensation beginning January 2008 in the amounts of $75,000 and CDN$100,000 per month for a minimum of at least three months.  Beginning April 1, 2008, the Company’s financial commitment relating to the services of two of the three companies was $50,000 and CAD$100,000 per month and remained in effect through December 31, 2009.  Effective November 2008, the two companies controlled by the two current members of the Board of Directors each agreed to a 10% reduction in their monthly compensation.  This reduction in compensation continued through November 2009.

In connection with these agreements, the Company recorded a charge amounting to approximately $1.7 million ($2.1 million in 2008, nil in 2007) in its consolidated earnings for the year ended December 31, 2009 included under the caption selling, general and administrative expenses.

In addition to the monthly advisory services described above, the agreements provided for a fee to be paid to each of the companies in connection with the Company’s concluded 2007 rights offering. The aggregate fee paid to the companies in connection with the rights offering was $1,050,000 during the year ended December 31, 2007.

Finally, the advisory services agreements provide for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the TSX (the “Average Price”) and the Canadian offering price included in the Company’s 2007 rights offering of CDN$3.61 multiplied by an aggregate of 2.2 million, provided that the Average Price exceeds CDN$4.76. This provision survives the expiration of the term of the agreement until July 1, 2010.  As at December 31, 2009, the Company’s common share price on the TSX was CDN$2.98.

Effective December 31, 2008, the Company terminated the advisory service agreement with the company controlled by its former senior officer.

Liquidity and Capital Resources

Cash Flow

Cash flows from operations before changes in working capital items increased in 2009 by $1.9 million to $27.0 million from $25.1 million in 2008. Cash flows from operations before changes in working capital items decreased in 2008 to $25.1 million from $43.2 million in 2007. The decrease was due to lower profitability. Cash flows from operations before changes in working capital items for the fourth quarter of 2009 was $3.5 million compared to negative $11.3 million in the fourth quarter of 2008.  The increase was due to the increase in profitability as previously discussed.

In 2009, the Company generated cash flows from operating activities of $34.9 million compared to cash flows from operating activities of $20.8 million in 2008. In 2007, the Company generated cash flows from operating activities of $37.8 million.  The Company generated cash flows from operating activities in the fourth quarter of 2009 of $24.5 million compared to $12.2 million for the fourth quarter of 2008.

In 2009, changes in working capital items resulted in $7.9 million in net cash flow. For 2009, the most significant use of cash was a decrease in accounts payable and accrued liabilities by $11.7 million. The most significant source of cash was a $16.3 million decrease in inventories.  Changes in working capital items resulted in $21.0 million in net cash flow in the fourth quarter of 2009.  During the fourth quarter, trade accounts receivable provided $8.1 million of cash, inventories provided $4.0 million of cash and accounts payable and accrued liabilities provided $8.1 million of cash. There are changes in non-cash working capital items between the balance sheet dates that are not reflected in the cash flows.  These changes are the impact of foreign currency translation adjustments between balance sheet dates and do not have an impact on changes in working capital items presented in the consolidated cash flows statements.

In 2008, non-cash working capital items used $4.3 million in net cash flow.  Trade receivables provided $12.3 million in net cash flow, $6.6 million was used in the building of inventories, and $7.7 million decrease in accounts payable and accrued liabilities.

Cash flows used in investing activities was $12.9 million for 2009 as compared to $21.8 million for 2008 and $18.7 million for 2007.  These investing activities include a use of funds for property, plant and equipment of $13.1 million for 2009, $21.0 million for 2008 and $18.5 million for 2007.  Other assets provided $0.1 million during 2009, and used $0.8 million during 2008 and $1.3 million in 2007. Cash flows used in investing activities was $3.2 million for the fourth quarter of 2009 compared to $3.7 million for the fourth quarter of 2008, a decrease of $0.5 million.

Cash flows used by financing activities totaled $34.3 million in 2009 due to repayment of long-term debt. Cash flows from financing activities provided $2.4 million in 2008 compared to $22.1 million used in 2007.  The Company raised $60.9 million net of expense from the September 2007 rights offering.  These funds were used to reduce long-term debt in the third and fourth quarters of 2007 by $60.9 million.  The Company also made a $15.6 million principal payment in March 2007 in satisfaction of its 2006 “excess cash flow payment” obligation under its Facility.

Free cash flow, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less property, plant and equipment expenditures was $21.8 million in 2009, compared to ($0.2) million in 2008. The increase in free cash flow in 2009 was primarily the result of the increase in profitability for the year.  Free cash flow was ($0.2) million in 2008, a decline of $19.5 million from $19.3 million in 2007. The Company is including free cash flow because it is used by Management and investors in evaluating the Company’s performance and liquidity.  Free cash flow does not have any standardized meaning prescribed by GAAP in Canada or the in United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flow to cash flow from operating activities, the most directly comparable GAAP measure, is set forth below. The reader is encouraged to review this reconciliation.

FREE CASH FLOW RECONCILIATION

(In millions of US dollars)

	2009	2008	2007
	$	$	$
Cash Flows From Operating Activities	34.9	20.8	37.8
Less: Capital Expenditures	13.1	21.0	18.5
Free Cash Flow	21.8	(0.2)	19.3

Working Capital

As at December 31, 2009, working capital stood at $122.3 million, as compared to $133.1 million as at December 31, 2008. The decrease of $10.8 million was primarily due to decreased cash and inventories offset by decreased accounts payable and accrued liabilities.

Quick assets, which are the Company’s total current assets excluding prepaid expenses, derivative financial instruments, assets held for sale, and future income taxes, decreased by $24.8 million during 2009 to a level of $175.1 million, and decreased by $22.9 million during 2008 to a level of $199.9 million. The 2009 as well as the 2008 decrease was primarily due to the decline in trade accounts receivables and inventories.

The Company’s cash liquidity is influenced by several factors, the most significant of which are the Company’s profitability and its level of inventory. Historically, the Company has periodically increased its inventory levels when business conditions suggest that it is in the Company’s interest to do so, such as the buying opportunities the Company took advantage of in the fourth quarter of 2009 and 2007 to mitigate the impact of rising raw material costs. The Company expects to continue this practice when circumstances suggest that it is appropriate and when the Company believes it has adequate cash and credit availability to support such strategies.  A significant amount of working capital is also held in trade receivables.

One of the metrics the Company uses to measure inventory performance is Days Inventory.  One of the metrics the Company uses to measure trade receivables is DSO’s.  Both Inventory Days and DSO’s improved in the fourth quarter of 2009 as compared to the fourth quarter of 2008.  The calculations are shown in the following tables:

	For the Quarter Ended December 31			For the Quarter Ended December 31
	2009	2008		2009	2008
	$	$		$	$
Cost of Goods Sold	140.6	158.6	Sales	160.8	153.1
Days in Quarter	92	92	Days in Quarter	92	92
Cost of Goods Sold Per Day	1.53	1.72	Sales Per Day	1.75	1.66
Average Inventories	80.8	101.9	Trade Receivables	74.2	75.5
Days Inventory	53	59	DSO’s	42	45

Days Inventory is calculated as follows:

     Cost of Goods Sold ÷Days in Quarter = Cost of Goods Sold Per Day

     (Beginning Inventory + Ending Inventory) ÷ 2 = Average Inventory

     Average inventory ÷ Cost of Goods Sold Per Day = Days Inventory

 DSO’s is calculated as follows:

     Sales ÷ Days in Quarter = Sales Per Day

     Ending Balance of Trade Receivables ÷ Sales Per Day = DSO’s

Currency Risk

As disclosed in Note 21 to the accompanying consolidated financial statements, the Company employs significant net assets in its foreign Canadian self-sustaining operations and to a lesser degree in its foreign European self-sustaining operations. Accordingly, changes in the exchange rates between the respective functional currencies of these operations and the Company’s US dollar reporting currency will result in significant fluctuations in the net assets of these operations in US dollar terms. The effect of these fluctuations is reported in the Company’s consolidated other comprehensive income (loss).

In September 2009, the Company executed a series of twelve new monthly forward foreign exchange rate contracts to purchase an aggregate CDN$20.0 million beginning in February 2010, at fixed foreign exchange rates ranging from CDN$1.0934 to CDN$1.0952 to the US dollar. These contracts will mitigate the Company’s foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars (the “Purchases”). The Company designated these contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the Purchases.

The Company settled contracts to purchase approximately CDN$40.0 million during the year ending December 31, 2009, resulting in a decrease of $1.8 and $2.6 million of cost of sales for the three months, and year ended December 31, 2009

During the year ended December 31, 2009, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of the relationships. The discontinued hedging relationships consisted of three forward foreign exchange rate contracts (the “Terminated Contracts”) and represent the Company’s hedged inventory purchases during the months of June and December 2009. All inventory purchases covered under these Terminated Contracts were sold and consequently were included in the determination of net earnings for the year ended December 31, 2009.

Accordingly, included in the Company’s consolidated earnings for the year ending December 31, 2009 is $1.1 million under the caption cost of sales, representing the gain on these Terminated Contracts, which had been previously recognized in accumulated other comprehensive income as a result of applying hedge accounting and a loss of $0.1 million under the caption financial expenses – other, representing the change in fair value of these Terminated Contracts arising subsequent to the Company’s Management decision to terminate its designation of these specific hedging relationships.

Additionally, the Company is subject to foreign exchange rate risks through transactions conducted by its Canadian, US and European operations, which are conducted in currencies other than the functional currencies of the entities earning the revenues or incurring the expenses.  Changes in the exchange rates may result in decreases or increases in foreign exchange gains or losses recorded in the Company’s consolidated earnings (loss) for the year.  In 2008, the Company executed a series of 36 monthly forward foreign exchange rates contracts to purchase an aggregate CDN$40.0 million beginning in February 2009, at fixed exchange rates ranging from CDN$1.1826 to CDN$1.2808 to the US dollar.

Capital Expenditures

Total property, plant and equipment expenditures were $13.1 million, $21.0 million and $18.5 million for the years 2009, 2008 and 2007, respectively.

Based on current volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in volumes in most products without additional capital expenditure.  In addition, Management believes the Company is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings and expand its markets.

Long-Term Debt and Financial Derivatives

As discussed under the section “Liquidity”, on March 27, 2008 the Company successfully refinanced its Facility with a $200.0 million ABL entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment. As at December 31, 2009, the Company had borrowed $88.0 million under its ABL, including $2.6 million in letters of credit. As at December 31, 2008, $118.3 million had been borrowed under the revolving line of credit portion of the ABL, including $4.3 million in letters of credit. When combined with on-hand cash and cash equivalents, the Company had total cash and credit availability of $45.1 million as at December 31, 2009 and $50.7 million as at December 31, 2008.  The decrease in total cash and credit availability between December 31, 2009 and December 31, 2008 was primarily due to the decline in availability under the ABL at December 31, 2009 as a result of the cash used for the repurchase of some of the Senior Subordinated Notes in Q4 of 2009.

Tabular Disclosure of Contractual Obligations

The Company’s principal contractual obligations and commercial commitments relate to its outstanding debt and its operating lease obligations. The following table summarizes these obligations as of December 31, 2009:

	Payments Due by Period
Contractual Obligations (in millions of US dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Long-Term Debt	213.6	1.2	4.0	206.8	1.6
Capital (Finance) Lease Obligations	8.8	0.8	1.4	1.1	5.5
Operating Lease Obligations	10.6	2.5	4.3	3.2	0.6
Purchase Obligations
Other Long-Term Liabilities Reflected on Balance Sheet under GAAP of the primary financial statements	1.1		1.1
Total	234.1	4.5	10.8	211.1	7.7

Capital Stock

As at March 26, 2010 there were 58,951,050 common shares of the Company outstanding.

On August 26, 2008, the Company announced that the TSX had approved its normal course issuer bid (“NCIB”) in Canada, pursuant to which the Company could, over a 12-month period, repurchase at prevailing market prices, up to a maximum of 2,947,817 of its common shares.  The NCIB commenced on August 28, 2008 and remained in effect until August 27, 2009.  During the year ended December 31, 2008 and 2009, the Company’s common shares repurchased for cancellation under the NCIB were insignificant. The Company believes that the purchase of its own common shares may, in appropriate circumstances, be a responsible investment of available funds on hand.

Distribution Rights Purchase Agreement

In September 2008, the Company acquired the exclusive North American rights to a pending patent with respect to an automatic wrapping system.  The system is designed to automate the process of wrapping packages of up to 65 feet in length. The technology targets industries such as wood products, which are traditionally manually wrapped. Along with the distribution rights, the Company acquired wrapping machines and existing customer contracts for a total consideration of $5.5 million.

As part of acquiring the distribution rights, the Company also made future performance commitments.  Additional considerations or penalties are to be paid based on these commitments.  However, within the first two years of the purchase agreement, the automatic wrapping system must achieve certain market acceptance parameters or the Company has the right to renegotiate the future performance commitments with the vendor and if such renegotiation is not concluded on terms satisfactory to the Company, then the future performance commitments will not be binding on the Company. As at December 31, 2009, the Company (i) was not in a position to determine, beyond a reasonable doubt, the outcome of its commitment and (ii) concluded that the vendor retains future performance obligations under the provisions of the agreement.  Accordingly, the Company will account for these contingencies upon their resolution.

Pension and Post-Retirement Benefit Plans

IPG’s pension and post retirement benefit plans currently have an unfunded deficit of $21.0 million as of December 31, 2009 as compared to $20.9 million at the end of 2008. For 2009 and 2008, the Company contributed $3.4 million and $5.8 million, respectively to its funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit but expects to meet its pension benefit plan funding obligations in 2010 through cash flows from operations.

Dividend on Common Shares

No dividends were declared on the Company’s stock in 2009, 2008 or 2007.

Critical Accounting Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the consolidated balance sheet date and the recorded amounts of revenues and expenses during the year then ended. On an ongoing basis, management reviews its estimates based on currently available information. Actual results may differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, are the allowance for doubtful accounts, the ability to use income tax losses and other future income tax assets, allowance for obsolete and slow moving inventories, net realizable value of inventories, useful lives of long-lived assets, the assumptions underlying the Company’s pension and post-retirement benefits, stock-based compensation fair value model, accounting for asset retirement obligation, the assumptions inherent in the determination of certain accrued liabilities, the estimated future cash flows and projections in connection with the impairment tests of intangible assets and property, plant and equipment and accounting for contingencies.

Significant changes in the underlying assumptions could result in significant changes to these estimates.

The allowance for doubtful accounts is based on reserves for specific accounts which Management believes may not be fully recoverable combined with an overall reserve reflective of the Company’s historical bad debt experience and current economic conditions.

Establishing and updating the reserve for slow moving and unmarketable inventories starts with an evaluation of the inventory on hand as compared to historical and expected future sales of the products. For items identified as slow-moving or unmarketable; the cost of products is compared with their estimated net realizable values and a valuation reserve is established when the cost exceeds the estimated net realizable value.

The Company assesses the recoverability of its long lived assets using projected future undiscounted cash flows and comparing those cash flows to the net book value of these assets when changes in events and circumstances indicate a possible impairment of certain assets or group of assets.

In assessing the realizability of future income tax assets, Management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Changes in Accounting Policies

On January 1, 2009, in accordance with the applicable transitional provisions, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”, Emerging Issues Committee Abstract No. 173 “Credit Risk and Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”) and revision release No. 54, which, among others, contains several amendments to Sections 3862, “Financial Instruments – Disclosures”.

Goodwill and Intangible Assets

Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions of this Section, relating to the definition and initial recognition of intangible assets, are equivalent to the corresponding provisions under International Financial Reporting Standards (“IFRS”). Section 1000, “Financial Statement Concepts”, was also amended to provide consistency with this new Section. This Section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2008. The adoption of this Section had no material effect on the Company’s consolidated financial result and position. The additional disclosures required by this new Section have been included in Note 11 to these consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” clarifies that an entity’s own credit risk and the credit risk of its counterparty should be taken into account in determining the fair value of financial assets and liabilities. EIC-173 applies to all financial assets and liabilities and derivative financial instruments measured at fair value in interim and annual consolidated financial statements for periods ending on or after January 20, 2009. The adoption of EIC-173 did not have a material impact on the Company’s consolidated financial statements or on the fair value determination of its financial assets and liabilities, including derivative financial instruments.

Financial Instruments Disclosures and Presentation

Revisions release No. 54, includes several amendments to Section 3862 “Financial Instruments - Disclosures”. This Section has been amended to primarily include additional disclosure requirements with respect to the fair value measurements of financial instruments and liquidity risk. The amendments to this Section apply to annual consolidated financial statements for fiscal years ending on or after September 30, 2009. The Company included the additional disclosures in Note 21 to these consolidated financial statements. Comparative disclosures were not included and are not required for the first year of adoption.

Impact of Accounting Pronouncements Not Yet Implemented

Business Combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. This Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding IFRS. This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier adoption is permitted. The Company is currently evaluating the impact of adoption of this new Section on its consolidated financial statements and on future business combinations.

Consolidated Financial Statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of adoption of these new Sections on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board (“AcSB”) announced that, as at January 1, 2011, publicly-accountable enterprises will be required to adopt IFRS. Accordingly, the Company will adopt these new standards during its fiscal year beginning on January 1, 2011. The AcSB also stated that, during the transition period, enterprises will be required to provide comparative IFRS information for the previous fiscal year.

The Company’s IFRS transition process consists of four principle phases as follows:

1- Preliminary Assessment and Planning

2- Detailed Evaluation

3- Defining the Solution

4- Implementation

The Company completed phase one in 2008 and has made progress on, and is in the process of finalizing, phase two of its transition plan, which involves evaluating the impact of the conversion, training key personnel, as well as, identifying the changes to the Company’s accounting policies, systems, processes and internal control over financial reporting.  Initial work on phase three has begun concurrently and accordingly, the Company expects to meet all milestones required for the completion of the conversion to IFRS.  The Company’s first consolidated financial statements in accordance with IFRS will be its interim consolidated financial statements as of March 31, 2011 and the three month period then ended, which will include the comparative period of 2010.

Although the Company completed its preliminary assessment of accounting and reporting differences and impact on processes and systems, it has yet to finalize this assessment.  As this assessment is completed, additional disclosures will be included in future MD&A.

Set out below are the key areas where changes in accounting policies are expected and may possibly impact the Company’s consolidated financial statements.  The list and any comments should not be regarded as all inclusive of the changes resulting from the IFRS transition since it is only intended to highlight areas of a significant impact.

1

Property, Plant and Equipment

First-time Adoption of International Financial Reporting Standards (IFRS 1) permits an entity to revalue any individual item of property, plant and equipment at fair value at the date of transition or account for property, plant and equipment as if the requirements of International Accounting Standards (IAS) 16 had always been applied.  While the requirements under Canadian GAAP do not differ significantly from IAS 16, the company is currently evaluating IFRS requirements to calculate depreciation for each significant component of property, plant and equipment.

2

Capitalized Interest

IFRS 1 permits an entity to apply the transitional provisions of IAS 23 to capitalized borrowing costs related to all qualifying assets on or after the date of transition.

3    Pension Accounting

IFRS 1 permits an entity to elect to recognize all cumulative actuarial gains (losses) for all defined benefit plans.

4

Foreign Exchange

IFRS 1 permits an entity to reset to zero all cumulative translation differences arising on monetary items that form part of their net investment in a foreign operation. If this exemption is adopted, all cumulative translation gains and losses would be reset to zero at the transition date through an adjustment to opening retained earnings.

Disclosure Controls and Internal Control over Financing Reporting

The Executive Director and Chief Financial Officer of the Company conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2009. They concluded based on such evaluation that, as of December 31, 2009 the Company maintained in all material respects, effective disclosure controls and procedures and internal control over financial reporting to ensure that material information regarding this MD&A and other required filings were made known to them on a timely basis.

The Executive Director and Chief Financial Officer have also reviewed whether any change in the Company’s internal control over financial reporting occurred during 2009 that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting and concluded that there was none.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to IPG, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

Forward-Looking Statements

Certain statements and information included in this Management’s Discussion & Analysis constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.  This Management’s Discussion & Analysis contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, adjusted EBITDA, adjusted operating results and operating profit.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.